Term sheet
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 20-A-I dated November 21, 2008

Term Sheet to
Product Supplement No. 20-A-I
Registration Statement No. 333-155535
Dated February 27, 2009; Rule 433



Structured Investments	JPMorgan Chase & Co.
	$
	Quarterly Review Notes Linked to the S&P 500® Index due March 11, 2010

General

- The notes are designed for investors who seek early exit prior to maturity at a premium if, on any one of the four Review Dates, the S&P 500® Index is at or above the Call Level applicable to that Review Date. If the notes are not called, investors are protected against up to a 10% decline of the Index on the final Review Date but will lose some or all of their principal if the Index declines by more than 10%. Investors in the notes should be willing to accept this risk of loss, and be willing to forgo interest and dividend payments, in exchange for the opportunity to receive a premium payment if the notes are called.
- The first Review Date, and therefore the earliest date on which a call may be initiated, is May 27, 2009.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing March 11, 2010†.
- Minimum denominations of $20,000 and integral multiples of $1,000 in excess thereof.
- The notes are expected to price on or about February 27, 2009 and are expected to settle on or about March 4, 2009.

Key Terms

Index:	The S&P 500® Index (the "Index")
Automatic Call:	If the Index closing level on any Review Date is greater than or equal to the Call Level, the notes will be automatically called for a cash payment per note that will vary depending on the applicable Review Date and call premium.
Call Level:	**85% of the Initial Index Level for the first Review Date, 90% of the Initial Index Level for the second Review Date, 95% of the Initial Index Level for the third Review Date and 100% of the Initial Index Level for the final Review Date.**
Payment if Called:	For every $1,000 principal amount note, you will receive one payment of $1,000 plus a call premium calculated as follows:

- at least 4.00%* x $1,000 if called on the first Review Date
- at least 8.00%* x $1,000 if called on the second Review Date
- at least 12.00%* x $1,000 if called on the third Review Date
- at least 16.00%* x $1,000 if called on the final Review Date

*The actual percentage applicable to the first, second, third and final Review Dates will be determined on the pricing date but will not be less than 4.00%, 8.00%, 12.00% and 16.00%, respectively.

Payment at Maturity:	If the notes are not called and a mandatory redemption is not triggered, your principal is protected at maturity against up to a 10% decline of the Index. If the Ending Index Level has declined by up to 10% from the Initial Index Level, you will receive the principal amount of your notes at maturity. If the Ending Index Level declines by more than 10%, you will lose 1.1111% of the principal amount of your notes for every 1% that the Index declines beyond 10% and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$$\$1,000 + [\$1,000 \times (\text{Index Return} + 10\%) \times 1.1111]$$

Assuming the notes are not called, you will lose some or all of your investment at maturity if the Index Return reflects a decline of more than 10%.

Buffer:	10%
Index Return:	The performance of the Index from the Initial Index Level to the Ending Index Level calculated as follows:

$$\frac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$$

Initial Index Level:	The Index closing level on the pricing date.
Ending Index Level:	The Index closing level on the final Review Date.
Review Dates†:	May 27, 2009 (first Review Date), August 27, 2009 (second Review Date), November 27, 2009 (third Review Date) and March 8, 2010 (final Review Date).
Maturity Date†:	March 11, 2010
CUSIP:	

† Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" or "Description of Notes — Automatic Call," as applicable, in the accompanying product supplement no. 20-A-I.

Investing in the Quarterly Review Notes involves a number of risks. See "Risk Factors" beginning on page PS-4 of the accompanying product supplement no. 20-A-I and "Selected Risk Considerations" beginning on page TS-3 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 20-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) Please see "Supplemental Plan of Distribution" in this term sheet for information about fees and commissions.

JPMorgan

Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 20-A-I dated November 21, 2008. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 20-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 20-A-I dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005681/e33552_424b2.pdf

- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Hypothetical Examples of Amounts Payable upon Automatic Call or at Maturity

The following table illustrates the hypothetical simple total return (*i.e.,* not compounded) on the notes that could be realized on the applicable Review Date for a range of movements in the Index as shown under the column "Index Level Appreciation/Depreciation at Review Date." The following table assumes a Call Level of 637.50 on the first Review Date, a Call Level of 675 on the second Review Date, a Call Level of 712.50 on the third Review Date and a Call Level equal to a hypothetical Initial Index Level of 750 on the final Review Date. The table assumes that the percentages used to calculate the call premium amount applicable to the first, second, third and final Review Dates are 4.00%, 8.00%, 12.00% and 16.00%, respectively, regardless of the appreciation of the Index, which may be significant; the actual percentages will be determined on the pricing date. There will be only one payment on the notes whether called or at maturity. An entry of "N/A" indicates that the notes would not be called on the applicable Review Date and no payment would be made for such date. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes.

Index Closing Level	Index Level Appreciation/ Depreciation at Review Date	Total Return at First Review Date	Total Return at Second Review Date	Total Return at Third Review Date	Total Return at Final Review Date
1350.00	80%	4.00%	8.00%	12.00%	16.00%
1275.00	70%	4.00%	8.00%	12.00%	16.00%
1200.00	60%	4.00%	8.00%	12.00%	16.00%
1125.00	50%	4.00%	8.00%	12.00%	16.00%
1050.00	40%	4.00%	8.00%	12.00%	16.00%
975.00	30%	4.00%	8.00%	12.00%	16.00%
900.00	20%	4.00%	8.00%	12.00%	16.00%
825.00	10%	4.00%	8.00%	12.00%	16.00%
750.00	0%	4.00%	8.00%	12.00%	16.00%
749.25	-0.1%	4.00%	8.00%	12.00%	0.00%
712.50	-5%	4.00%	8.00%	12.00%	0.00%
675.00	-10%	4.00%	8.00%	N/A	0.00%
637.50	-15%	4.00%	N/A	N/A	-5.56%
600.00	-20%	N/A	N/A	N/A	-11.11%
525.00	-30%	N/A	N/A	N/A	-22.22%
450.00	-40%	N/A	N/A	N/A	-33.33%
375.00	-50%	N/A	N/A	N/A	-44.44%
300.00	-60%	N/A	N/A	N/A	-55.56%
225.00	-70%	N/A	N/A	N/A	-66.67%
150.00	-80%	N/A	N/A	N/A	-77.78%
75.00	-90%	N/A	N/A	N/A	-88.89%
0.00	-100%	N/A	N/A	N/A	-100.00%

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Index decreases from the Initial Index Level of 750 to an Index closing level of 675 on the first Review Date. Because the Index closing level on the first Review Date of 675 is greater than the corresponding Call Level of 637.50, the notes are automatically called, and the investor receives a single payment of $1,040 per $1,000 principal amount note.

Example 2: The level of the Index decreases from the Initial Index Level of 750 to an Index closing level of 525 on the first Review Date, 600 on the second Review Date, 450 on the third Review Date and 675 on the final Review Date. Because (a) the Index closing level on each of Review Dates (525, 600, 450 and 675) is less than the corresponding Call Levels (637.50, 675, 712.50 and 750 and (b) the Ending Index Level has not declined by more than 10% from the Initial Index Level, the notes are not called and the payment at maturity is the principal amount of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index decreases from the Initial Index Level of 750 to an Index closing level of 525 on the first Review Date, 637.50 on the second Review Date, 675 on the third Review Date and 600 on the final Review Date. Because (a) the Index closing level on the each of the Review Dates (525, 637.50, 675 and 600) is less than the corresponding Call Levels (637.50, 675, 712.50 and 750) and (b) the Ending Index Level is more than 10% below the Initial Index Level, the notes are not called and the investor receives a payment at maturity that is less than the principal amount for each $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (-20\% + 10\%) \times 1.1111] = \$888.89$$

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — If the Index closing level is greater than or equal to the applicable Call Level on a Review Date, your investment will yield a payment per $1,000 principal amount note of $1,000 plus: (i) at least 4.00%* x $1,000 if called on the first Review Date; (ii) at least 8.00%* x $1,000 if called on the second Review Date; (iii) at least 12.00%* x $1,000 if called on the third Review Date; or (iv) at least 16.00%* x $1,000 if called on the final Review Date. Because the notes are our senior unsecured obligations, payment of any amount if called or at maturity is subject to our ability to pay our obligations as they become due.
  *The actual percentage applicable to the first, second, third and final Review Dates will be determined on the pricing date but will not be less than 4.00%, 8.00%, 12.00% and 16.00%, respectively.

- **POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC CALL FEATURE** — While the original term of the notes is just over one year, the notes will be called before maturity if the Index closing level is at or above the relevant Call Level on the applicable Review Date and you will be entitled to the applicable payment corresponding to such Review Date set forth on the cover of this term sheet.

- **LIMITED PROTECTION AGAINST LOSS** — If the notes are not called and the Ending Index Level declines by no more than 10% as compared to the Initial Index Level, you will be entitled to receive the full principal amount of your notes at maturity. If the Ending Index Level declines by more than 10%, for every 1% decline of the Index beyond 10% you will lose an amount equal to 1.1111% of the principal amount of your notes.

- **POTENTIAL FOR EARLY EXIT AND 4.00%** RETURN ON THE FIRST REVIEW DATE, 8.00%** RETURN ON THE SECOND REVIEW DATE OR 12.00%** ON THE THIRD REVIEW DATE EVEN IF THE INDEX RETURN IS NEGATIVE ON THE APPLICABLE REVIEW DATE** — The Call Levels for the first, second and third Review Dates are set at 85%, 90% and 95% of the Initial Index Level, respectively. Accordingly, you will receive a payment of $1,040** per $1,000 principal amount note after the first Review Date, even if the Index closing level on the first Review Date reflects a decline of up to 15% from the Initial Index Level, or a payment of $1,080** per $1,000 principal amount note after the second Review Date, even if the Index closing level on the second Review Date reflects a decline of up to 10% from the Initial Index Level or a payment of $1,120** per $1,000 principal amount note after the third Review Date, even if the Index closing level on the third review Date reflects a decline of up to 5% from the Initial Index Level.
  ** The actual percentage and call price applicable to the first Review Date, the second Review Date and the third Review Date will be determined on the pricing date but will not be less than 4.00% and $1,040, respectively (if called on the first Review Date), 8.00% and $1,080, respectively (if called on the second Review Date) and 12.00% and $1,120, respectively (if called on the third Review Date).

- **DIVERSIFICATION OF THE S&P 500® INDEX** — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under "The S&P 500® Index" in the accompanying product supplement no. 20-A-I.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 20-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat the notes as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as short-term capital gain or loss unless you hold your notes for more than a year, in which case the gain or loss should be long-term capital gain or loss, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S.

- Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Subject to certain assumptions and representations received from us, the discussion in the preceding paragraph, when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 20-A-I dated November 21, 2008.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — If the notes are not called and the Ending Index Level declines by more than 10% compared to the Initial Index Level, you will lose 1.1111% of your principal amount for every 1% decline in the Ending Index Level compared to the Initial Index Level beyond the 10% buffer.

- **CREDIT RISK OF JPMORGAN CHASE & CO. —** The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity or upon an automatic call, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **LIMITED RETURN ON THE NOTES** — Your potential gain on the notes will be limited to the call premium applicable for a Review Date, as set forth on the cover of this term sheet, regardless of the appreciation in the Index, which may be significant. Because the Index closing level at various times during the term of the notes could be higher than on the Review Dates and at maturity, you may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested directly in the Index.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the S&P 500® Index would have.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment upon automatic call or at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which J.P. Morgan Securities Inc., which we refer to as JPMSI, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold the notes to maturity.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Index;
  - the time to maturity of the notes;
  - the dividend rate on the equity securities underlying the Index;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory or judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the Index based on the weekly historical Index closing level from January 2, 2004 through February 20, 2009. The Index closing level on February 26, 2009 was 752.83. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any Review Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.



Supplemental Plan of Distribution

JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission, which includes structuring and development fees, exceed $15.00 per $1,000 principal amount note. See "Plan of Distribution" beginning on page PS-25 of the accompanying product supplement no. 20-A-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate will receive a structuring and development fee. In no event will the total amount of these fees exceed $15.00 per $1,000 principal amount note.